PIZZA INN HOLDINGS, INC.
3551 Plano Parkway
The Colony, Texas  75056

October 24, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Washington, D.C.  20549-0405

RE:	Pizza Inn Holdings, Inc. Request to Withdraw:
	●	Post-Effective Amendment No. 3 to Form S-8 Registration Statement No. 033-71700
	●	Post-Effective Amendment No. 1 to Form S-8 Registration Statement No. 333-77617
	●	Post-Effective Amendment No. 1 to Form S-8 Registration Statement No. 333-76296

Gentlemen and Ladies:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Pizza Inn Holdings, Inc. hereby requests withdrawal of the above-referenced post-effective amendments to registration statements on Form S-8 (the “Amendments”) which were each filed on October 21, 2011.  The reason for withdrawal is that each of these filings was mistakenly coded in EDGAR as “POS AM” rather than “S-8 POS.”  No securities have been sold or issued pursuant to any of the Amendments.

If you have any questions concerning our withdrawal of the Amendments, please contact our counsel, Steven D. Davidson, at 214-954-6826.

Very truly yours,

/s/ Nancy A. Ellefson
Vice President of Finance